Exhibit 12.1
GTECH HOLDINGS CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	(Unaudited)
	Three Months Ended
	May 27,	May 28,
	2006	2005
	(Dollars in thousands)
Earnings:
Income before income taxes	$72,364	$85,694
Add:
Interest on indebtedness	7,453	7,265
Equity income, net of distributions	266	(1,787)
Minority losses	720	1,309
Portion of rents representative of the interest factor	288	315
Amortization of capitalized interest	195	199

Earnings available for fixed charges	$81,286	$92,995

Fixed charges:
Interest on indebtedness	7,453	7,265
Portion of rents representative of the interest factor	288	315
Capitalized interest	369	—

Total fixed charges	$8,110	$7,580

Ratio of earnings to fixed charges	10.02	12.27